August 23, 2019

Alec Gores
Chairman
Gores Holdings IV, Inc.
9800 Wilshire Boulevard
Beverly Hills, CA 90212

       Re: Gores Holdings IV, Inc.
           Draft Registration Statement on Form S-1
           Filed on July 31, 2019
           CIK No. 0001783398

Dear Mr. Gores:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, filed on July 31, 2019

Our Acquisition Process, page 8

1. We note your statement on page 8, paragraph 2, that "any such companies, including
       Gores Holdings III and Gores Metropoulos, may present additional conflicts of interest in pursuing an acquisition target." Please revise the following sentence to provide the basis for your subsequent statement that you "do not believe that any potential conflicts would materially affect [y]our ability to complete [y]our initial business combination."
2. Prominently disclose that your amended and restated certificate of incorporation will provide that you renounce your interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person soley in his or her capacity as a director or officer of your company and such opportunity is one you
 Alec Gores
Gores Holdings IV, Inc.
August 23, 2019
Page 2
      are legally and contractually permitted to undertake and would otherwise be reasonable for you to pursue. Further explain the business purpose for your surrender of corporate opportunities and the ways in which these waivers could have a negative impact on your ability to complete your initial business combination.
3. Please discuss what procedures you will have in place to vet conflicts of interest in pursuing an acquisition target.
4. Include a chart highlighting by name and position, your officers and directors, who have existing fiduciary or contractual obligations to present corporate opportunities to specific entities before such corporate opportunities may be presented to you.
5. Disclose the fiduciary duties and contractual obligations your officers and directors have to you.
6. Explain why your management team and your independent directors may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate your initial business combinations vis-a-vis their founder shares and/or private placement warrants.
        You may contact Robert Shapiro, Staff Accountant, at 202-551-3273, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                             Sincerely,
FirstName LastNameAlec Gores
                                                             Division of
Corporation Finance
Comapany NameGores Holdings IV, Inc.
                                                             Office of
Telecommunications
August 23, 2019 Page 2
cc:       Heather Emmel
FirstName LastName